Exhibit (a)(1)(vi)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase (as defined below) and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares other than Fairfax (as defined below) and its subsidiaries. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, Purchaser (as defined below) may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Dealer Manager”), or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.
NOTICE OF OFFER TO PURCHASE FOR CASH

ALL OUTSTANDING SHARES OF COMMON STOCK
OF
ODYSSEY RE HOLDINGS CORP.
AT
$65.00 NET PER SHARE
BY
FAIRFAX INVESTMENTS USA CORP.
A WHOLLY OWNED SUBSIDIARY OF
FAIRFAX FINANCIAL HOLDINGS LIMITED
     Fairfax Investments USA Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Fairfax Financial Holdings Limited (“Fairfax”), is offering to purchase all the outstanding shares of common stock, par value $.01 per share (the “Shares”), of Odyssey Re Holdings Corp., a Delaware corporation (“Odyssey Re”), other than Shares owned by Fairfax and its subsidiaries, at a purchase price of $65.00 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any applicable withholding of taxes, on the terms and subject to the conditions set forth in the Offer to Purchase, dated September 23, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). Tendering stockholders who have Shares registered in their names and who tender directly to BNY Mellon Shareowner Services (the “Depositary”) will not be charged brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. Fairfax and Purchaser will pay all charges and expenses of the Dealer Manager, the Depositary and Innisfree M&A Incorporated, which is acting as the information agent (the “Information Agent”), incurred in connection with the Offer. Upon completion of the Offer, Fairfax intends to effect the Merger (as defined below) of Purchaser and Odyssey Re as promptly as practicable in accordance with the terms of the Merger Agreement (as defined below).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
NEW YORK CITY TIME, ON OCTOBER 21, 2009, UNLESS THE OFFER IS EXTENDED.
     The Offer is conditioned upon, among other things, the “Majority of Minority Condition” being satisfied, meaning there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares representing at least a majority of the outstanding Shares, excluding Shares owned by Fairfax and its subsidiaries (the “Fairfax Group”), and the directors and executive officers of Fairfax, Purchaser and Odyssey Re. The Offer is also subject to a number of other conditions described in the Offer to Purchase, including obtaining certain insurance regulatory approvals. The Offer is not subject to a financing condition.

See “The Offer—Section 11. Conditions to the Offer” of the Offer to Purchase. The Majority of Minority Condition is not waivable.
     The purpose of the Offer is to acquire for cash as many outstanding Shares not owned by the Fairfax Group as possible as a first step in acquiring all of the shares of common stock of Odyssey Re. On September 18, 2009, Fairfax, Purchaser and Odyssey Re entered into an agreement (the “Merger Agreement”) pursuant to which, if the Offer is completed, Fairfax will, as promptly as practicable, cause a second-step merger of Purchaser and Odyssey Re (the “Merger”) in which all remaining stockholders of Odyssey Re other than the Fairfax Group would, without the need for further action by any public stockholder, receive the same price per share as was paid in the Offer, without interest and less any applicable withholding of taxes. If following the consummation of the Offer, or upon the exercise of the top up option described below, the Fairfax Group owns 90% or more of the outstanding Shares, subject to receipt of any required insurance regulatory approvals, Fairfax will consummate the Merger as a short-form merger in accordance with the terms of the Merger Agreement without a vote of, or prior notice to, Odyssey Re’s stockholders or board of directors. If the Fairfax Group does not own 90% or more of the outstanding Shares following consummation of the Offer, Fairfax, as Odyssey Re’s majority stockholder, intends to approve the Merger, in accordance with the Merger Agreement, by written consent without the affirmative vote of any other Odyssey Re stockholder. When the Merger takes place, all remaining stockholders (other than the Fairfax Group and other than stockholders properly exercising appraisal rights) will receive the same price per share as was paid in the Offer, without interest and less any applicable withholding of taxes.
     Under the Merger Agreement, Odyssey Re has also granted Purchaser an option to purchase a number of newly-issued Shares equal to a number of Shares that, when added to the number of Shares owned by the Fairfax Group, constitutes no less than one share more than 90% of the outstanding shares of common stock of Odyssey Re (on a fully-diluted basis and taking into account the issuance of the Shares pursuant to the top up option) at a price per share equal to the price per share paid in the Offer. The top-up option cannot be exercised if the number of top-up option Shares would exceed the number of authorized but unissued and unreserved Shares. Purchaser may exercise the top-up option at any time after the consummation of the Offer and prior to the earlier of the effective time of the Merger and the termination of the Merger Agreement.
     Odyssey Re’s board of directors, based upon the unanimous recommendation of a special committee of the board of directors comprised solely of independent directors, has unanimously (with one member absent) (i) determined that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of Odyssey Re and the holders of Shares (other than Fairfax and its subsidiaries); (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and (iii) resolved to recommend that (1) Odyssey Re’s stockholders tender their Shares pursuant to the Offer and (2) to the extent any such holders do not tender their Shares and to the extent required by applicable law, such non-tendering holders adopt and approve the Merger Agreement.
     For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn, if and when Purchaser gives written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest on the Offer Price of Shares be paid by Purchaser because of any delay in making any payment.
     Payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares or confirmation of a book entry transfer of such Shares into the Depositary’s account at The Depository Trust Company pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book entry transfer, an Agent’s Message (as defined in “The Offer—Section 3. Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase); and (iii) any other documents required by the Letter of Transmittal.

     Purchaser may, in its sole discretion, elect at any time to extend the Offer, subject to certain restrictions. If Purchaser decides to extend the Offer, Purchaser will inform the Depositary of that fact, and will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was originally scheduled to expire. The term “Expiration Date” means 12:00 midnight, New York City time, on October 21, 2009, unless and until Purchaser will have extended the period of time during which the Offer is open, in which event the term Expiration Date will mean the latest time and date at which the Offer, as so extended by Purchaser, expires.
     After the expiration of the Offer, if all the conditions to the Offer have been satisfied or waived (to the extent waivable), pursuant to Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and subject to certain other conditions, Purchaser may elect, in its sole discretion, to provide a subsequent offering period (a “Subsequent Offering Period”), pursuant to which Purchaser may add a period of at least three business days to permit additional tenders of Shares not tendered during the period of the Offer prior to the Expiration Date. If Purchaser decides to provide for a Subsequent Offering Period, Purchaser will make an announcement to that effect by issuing a press release no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date. If Purchaser elects to provide a Subsequent Offering Period, it expressly reserves the right, in its sole discretion, to extend the Subsequent Offering Period by any period or periods by giving oral or written notice of such extension to the Depositary. During a Subsequent Offering Period, tendering stockholders will not have withdrawal rights. See “The Offer—Section 4. Withdrawal Rights” in the Offer to Purchase.
     Tenders of Shares made pursuant to the Offer are irrevocable, except that such Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after November 23, 2009. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name, address and U.S. federal tax identification number of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such share certificates, the serial numbers shown on such share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in “The Offer—Section 3. Procedures for Accepting the Offer and Tendering Shares” in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding.
     If you are a U.S. Holder (as defined in “The Offer—Section 5. Certain United States Federal Income Tax Consequences” in the Offer to Purchase), the sale or exchange of your Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. If you are a Non-U.S. Holder (as defined in “The Offer—Section 5. Certain United States Federal Income Tax Consequences” in the Offer to Purchase), any gain realized upon the sale of your Shares pursuant to the Offer or the Merger generally will not be subject to United States federal income tax. Holders of Shares should consult their tax advisors about the tax consequences of participating in the Offer in light of their particular circumstances.
     The information required to be disclosed by paragraph (d)(l) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.
     Fairfax has requested and received from Odyssey Re a copy of Odyssey Re’s stockholder list and security position listings for the purpose of disseminating the Offer to stockholders and has commenced mailing of the Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

     The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.
     Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials should be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below and will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager, the Depositary and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.
The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor
New York, New York 10022
Stockholders May Call Toll-Free: (877) 750-9499
Banks & Brokers May Call Collect: (212) 750-5833
The Dealer Manager for the Offer is:
BofA Merrill Lynch
Bank of America Tower
One Bryant Park, 8th Floor
New York, NY 10036
Call Toll-Free: (888) 803-9655
September 24, 2009